May 13, 2025

Jim Kempton
Chief Financial Officer
Smith Micro Software, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237

       Re: Smith Micro Software, Inc.
           Registration Statement on Form S-3
           Filed May 7, 2025
           File No. 333-287029
Dear Jim Kempton:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 of Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Brian Novosel